Exhibit 99.1

BIOTIE THERAPIES CORP.	INTERIM REPORT	November 12, 2015 at 9.00 a.m.

Biotie interim report 1 January – 30 September 2015

Biotie (Nasdaq Helsinki BTH1V; NASDAQ: BITI) announces its interim report for the three and nine month periods ended September 30, 2015.

Company Highlights
July – September 2015

•	Tozadenant, Biotie’s lead pipeline program, advanced into Phase 3 development in Parkinson’s disease, as patient recruitment commenced into the TOZ-PD study. TOZ-PD is a 450-patient double-blind, placebo-controlled Phase 3 study with an open-label extension and is being conducted under a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA).

•	Phase 2 studies with SYN120 in Parkinson’s disease dementia and BTT1023 in primary sclerosing cholangitis, which are being conducted by third parties, continued to recruit patients.

•	Biotie’s revenue for three months ended September 30, 2015 (three months ended September 30, 2014) was €0.8 million (€7.2 million) and the financial result was a net loss of €7.9 million (net income of €2.9 million).

•	At September 30, 2015 Biotie had cash and cash equivalents and short term investments (reported as financial assets held at fair value through profit and loss), which together are referred to as liquid assets, of €84.0 million (€94.2 million, June 30, 2015; €32.4 million, December 31, 2014). Operating cash flow for the nine months ended September 30, 2015 was €23.0 million outflow (€10.3 million outflow for the nine months ended September 30, 2014).

Key figures (unaudited)

(€ in thousands)	3 months to September 30,2015	3 months to September 30, 2014	9 months to September 30, 2015	9 months to September 30, 2014
Revenues	786	7,192	2,987	13,051
Research and development costs	(7,252)	(4,221)	(19,611)	(11,931)
Net (loss)/profit	(7,920)	2,927	(22,818)	(2,645)
(Loss)/earnings per share (€)	(0.01)	0.01	(0.03)	(0.01)
Cash flow used in operating activities			(23,049)	(10,263)

(€ in thousands)	September 30, 2015	December 31, 2014
Liquid assets	84,020	32,393
Equity	109,667	52,623
Equity ratio (%)	74.9	61.0

Timo Veromaa, Biotie’s President and CEO commented, “The third quarter was marked by the start of the Phase 3 trial with tozadenant, our novel investigational product for patients with Parkinson’s disease. Tozadenant has a new mechanism of action and is designed to improve control of Parkinson’s symptoms in patients experiencing levodopa end-of-dose “wearing off” episodes. We have already shown a significant clinical benefit of tozadenant in our published Phase 2b study which based on our discussions with the FDA we believe will be accepted as the first pivotal study. The ongoing Phase 3 study has identical design in terms of enrollment criteria and endpoints, but we have increased patient numbers per dose arm to further improve statistical power and have focused on doses that have demonstrated to have been optimal in the Phase 2b trial. While tozadenant is clearly the focus for Biotie, we continue to make progress with our mid-stage pipeline – SYN120, a 5-HT6/5-HT2a antagonist for Parkinson’s disease dementia and other cognitive disorders, and BTT1023, which addresses a novel target in fibrotic liver disease. Both of these products are in Phase 2 trials and data expected by the end of next year.”

Product Portfolio Review:

Selincro® (nalmefene) is a dual-acting opioid system modulator and the first therapy approved in Europe for the reduction of alcohol consumption in alcohol dependent individuals.

Biotie has licensed global rights to Selincro to Lundbeck. Under the terms of the agreement with Lundbeck, Biotie is eligible for up to €94 million in upfront and milestone payments, of which €22.5 million had been received at September 30, 2015, plus royalties on sales of Selincro. Biotie is eligible to receive further potential milestone payments on launches in certain ex-EU markets and if the product reaches certain pre-determined sales. Biotie will continue to receive royalties on sales and will make a contribution to Lundbeck towards post approval commitment studies.

Lundbeck received European marketing authorization for Selincro in February 2013 and the product has since been introduced in Europe. Favorable reimbursement decisions were made in the second half of 2014 in a number of key markets, including France, Spain and the United Kingdom.

Lundbeck and Otsuka Pharmaceutical Co. Ltd. are collaborating, as part of their existing alliance, to develop and commercialize nalmefene in Japan, and a 660-patient Phase 3 study in Japan was commenced in Q1 2015.

Tozadenant (SYN115) is an orally administered, potent and selective adenosine A2a receptor antagonist being developed for the treatment of Parkinson’s disease.

In a 420-patient Phase 2b trial, tozadenant displayed clinically important and statistically significant effects across pre-specified primary and multiple secondary endpoints at a number of doses. In addition, tozadenant has been found to be generally safe and well tolerated in the ten clinical trials that have been conducted to date. Full data from the Phase 2b study were published in Lancet Neurology in July 2014.

In July 2015, Biotie announced the start of the tozadenant Phase 3 study in Parkinson's disease (study TOZ-PD). The Company has agreed on a Special Protocol Assessment for TOZ-PD with the FDA. Based on discussions with the FDA at the End of Phase 2 meeting, Biotie believes that the planned Phase 3 clinical program, together with existing data, could form the basis for approval of tozadenant as an adjunctive treatment to levodopa in Parkinson’s patients experiencing end-of-dose wearing off episodes. The TOZ-PD study will use the primary and secondary endpoints and enrollment criteria used in the Phase 2b clinical trial. The study is expected to enroll 450 patients experiencing levodopa related end-of-dose wearing off, who will be randomized to receive twice daily doses of 60mg or 120mg of tozadenant or placebo in addition to their standard anti-Parkinson’s disease medications for 24 weeks. The primary endpoint will be the reduction in the number of hours spent in the “off” state in patients taking tozadenant as compared to placebo between baseline and week 24, as assessed by patient-completed diaries and averaged over three consecutive days. The double-blind placebo controlled period is expected to be followed by a 52 week open label treatment period to collect additional clinical safety data. The study is currently planned to be conducted in the United States, Canada and selected European countries. Based on current estimates top-line data from the double-blind portion is expected to be available by the end of 2017.

Providing the double-blind portion of TOZ-PD meets its primary efficacy endpoint, another open label trial is expected to be initiated in a separate population of 450 patients to establish the requisite number of unique exposures required for approval.

Biotie has exclusive worldwide rights to develop and commercialize tozadenant for all uses to treat or prevent human diseases and disorders under a license agreement with F. Hoffmann-La Roche Ltd (Roche).

SYN120 is an oral, dual antagonist of the 5-HT6 and 5-HT2A receptors. These two distinct properties could result in a unique therapeutic profile for SYN120 combining pro-cognitive and antipsychotic activities in neuro-degenerative diseases, such as Parkinson’s and Alzheimer’s. SYN120 has completed single and multiple ascending dose Phase 1 clinical studies and a Phase 1 positron emission tomography imaging study to determine therapeutic dose for subsequent Phase 2 studies. In these trials, doses well above the anticipated therapeutic dose were well tolerated.

In July 2014, Biotie was awarded a grant of up to $2.0 million from the Michael J. Fox Foundation (MJFF) to investigate SYN120 in Parkinson's disease patients with dementia, and patient enrollment into a Phase 2a study primarily funded under the grant was commenced in December 2014. The SYNAPSE study is an 80 patient, Phase 2a, randomized, double-blind, multi-center, placebo-controlled trial in patients with Parkinson's disease dementia. Patients are randomized 1:1 to placebo or SYN120 dosed once daily over a 16 week treatment period. In addition to assessing safety and tolerability, the main focus of the study is to establish efficacy of SYN120 on cognition using the Cognitive Drug Research (CDR) Computerized Cognition Battery as the primary efficacy endpoint. The study is being conducted by the Parkinson Study Group (PSG) at approximately 12 specialist sites in the United States. Biotie and the PSG share responsibility for the design and execution of the study, and top-line results of the study are expected by the end of 2016.

Biotie has exclusive worldwide rights to develop and commercialize SYN120 under a license agreement with Roche and will be able to use data from the MJFF-funded study for any future regulatory submission for SYN120, including Alzheimer’s disease, although further clinical development plans in such indications will depend on the availability of funding.

BTT1023 is a fully human monoclonal antibody that specifically binds to vascular adhesion protein 1 (VAP-1), an endothelial cell adhesion receptor expressed on blood vessels. Recent investigation has shown that VAP-1, in addition to its previously demonstrated role in inflammation, is also involved in the process of fibrosis, which can occur in several organs and is poorly treated with current drugs.

In July 2014, Biotie partnered with the University of Birmingham, UK, who were awarded grant funding to conduct an investigator-sponsored, Phase 2, proof of concept study with BTT1023 in primary sclerosing cholangitis (PSC), a chronic and progressive orphan fibrotic disease for which there are currently no FDA-approved treatments. The grant was awarded by the UK’s National Institute for Health Research (NIHR) Efficacy and Mechanism Evaluation Programme, funded and managed by NIHR on behalf of the Medical Research Council - NIHR partnership. The grant holder and Co-Investigator for the study is Professor David Adams, Director of the NIHR Biomedical Research Unit in Liver Disease and Centre for Liver Research at the University of Birmingham.

The BUTEO study being funded under the grant opened for patient recruitment in March 2015. It is an open label, single arm, multi-center study that will evaluate efficacy, safety and pharmacokinetic properties of BTT1023 in 41 patients with PSC. Patients will receive BTT1023 via intravenous infusion every two weeks over an 11 week treatment period. The primary efficacy endpoint is a reduction of elevated levels of alkaline phosphatase, a blood biomarker of bile duct inflammation; secondary endpoints include various measures of liver injury and fibrosis.

The two-stage study design includes a pre-planned interim analysis. Based on current estimates, it is expected that the requisite number of patients will have been treated by the end of 2016 to enable the interim analysis to be completed.

The European Commission has granted BTT1023 Orphan Drug Designation in the EU for the treatment of PSC, and Biotie also intends to pursue orphan drug designation for BTT1023 in the United States. Biotie retains full rights to BTT1023.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The Company presents its consolidated financial information in euros.

Overview

In the periods presented the Company has earned revenue from Lundbeck, in the form of royalties and commercial milestones for Selincro, and from UCB in the form of Phase 3 development milestones and Phase 3 development funding for tozadenant. The accounting policies that the Company applies in recognizing these revenues are set out in detail in note 2 to the consolidated financial statements for the year ended December 31, 2014.

The Company’s research and development activities are central to its business model and expenditure on research and development is recognized as an expense in the period in which it is incurred. The Company’s current research and development activities mainly relate to the following key programs: Phase 3 clinical trial of tozadenant in Parkinson’s disease which started recruiting patients in July 2015; Phase 2a clinical trial of SYN120 in Parkinson’s disease dementia which is currently recruiting patients; and Phase 2 clinical trial of BTT1023 in primary sclerosing cholangitis, which is currently recruiting patients.

General and administrative expenses consist of salary-related and external costs related to the Company’s executive, finance and other support functions, including the costs associated of compliance with the on-going requirements of being a listed company on Nasdaq in the United States and on the Nasdaq OMX market in Helsinki, including insurance, general administration overhead, investor relations, legal and professional fees and audit fees.

Other operating income consists primarily of grant income and rent received on a sub-lease; prior to September 2014 it also included rent from an investment property.

Our policy is to invest funds in low-risk investments, which primarily consists of money market funds and interest-bearing saving and investment accounts. Savings and deposit accounts generate a small amount of interest income. Interest expenses consist primarily of non-cash interest in respect of the Tekes loans and the convertible capital loan.

Other net financial income (expense) primarily relates to all non-interest related items and comprises net foreign exchange gains (losses) that arise from our intercompany borrowings, and unrealized and realized gains from money market funds, that are reflected as financial assets held at fair value through profit and loss.

The Company does not generally pay any corporate income taxes, as there are currently cumulative operating losses in each subsidiary company.

Results of Operations: comparison of the nine months ended September 30, 2015 and September 30, 2014

Revenue

Revenue decreased 77% by €10.1 million to €3.0 million for the nine months ended September 30, 2015 compared to €13.1 million for the nine months ended September 30, 2014. The decrease was primarily due to the payment of the Phase 3 development milestones from UCB for tozadenant of €5.0 million in the first three months of 2014, which did not recur thereafter due to the termination of the related agreement and €6.0 million of commercial milestones from Lundbeck for Selincro that were received in the third quarter of 2014. This was partially offset by an increase in royalties from Lundbeck for Selincro of €1.9 million as a result of increased sales and the first commercial milestone for Selincro received in 2015 of €0.5 million in the three months ended June 30, 2015. The Company also recognized revenue related to Phase 3 development funding from UCB in the periods that ended June 30, 2014, September 30, 2014 and March 31, 2015, but not in the three months ended June 30, 2015 and September 30, 2015.

Research and development expenses

Research and development expenses increased by €7.7 million for the nine months ended September 30, 2015 to €19.6 million, compared to €11.9 million for the nine months ended September 30, 2014. The majority of the expenditure in each period was in relation to tozadenant, with the increase mainly being due to the stage of the development activities. During the three months ended September 30, 2015, the company paid a total €1.3 million of regulatory milestones in respect of tozadenant and BTT1023.

General and administrative expenses

General and administrative expenses increased by €0.4 million to €5.7 million for the nine months ended September 30, 2015, as compared to €5.3 million for the nine months ended September 30, 2014.

Other operating income

Other operating income for the nine months ended September 30, 2015 amounted to €0.2 million, comprising sub-lease rental income and grant income from MJFF. This is €0.6 million lower than the €0.8 million for the nine months ended September 30, 2014, comprising rental income from an investment property in Germany that was sold in September 2014.

Interest income

Interest income was minimal for both of the nine months ended September 30, 2015 and 2014.

Interest expenses

Interest expenses consist of non-cash interest expenses accrued on the Tekes loans and the convertible capital loans, which remained broadly stable. As a result, interest expenses were €0.5 million for both of the nine month periods ended September 30, 2015 and 2014.

Other net financial income (expenses)

Other net financial income (expenses) mainly comprises net foreign exchange differences and was a net loss of €0.3 million for the nine months ended September 30, 2015, compared to a €1.2 million gain for the nine months ended September 30, 2014

Other comprehensive income (loss)

Other comprehensive income (loss) comprises currency translation differences, which mainly arise from the translation of in-process R&D assets and goodwill in our foreign subsidiaries. It was a gain of €5.1 million for the nine months ended September 30, 2015, an increase of €0.2 million as compared to the gain of €4.9 million for the nine months ended September 30, 2014. The movement for the nine month period ended September 30, 2015 is due to the significant devaluation in the Euro against the United States Dollar and Swiss Franc mainly during the three month period ended March 31, 2015.

Liquidity and Capital resources

Cash flows

Net cash outflow from operating activities for the nine months ended September 30, 2015 was €23.0 million, an increase of €12.7 million as compared to the net cash outflow of €10.3 million during the same period in 2014, due to a higher net loss.

Net cash outflow from investing activities was €1.2 million for the nine months ended September 30, 2015, a decrease of €6.8 million as compared to the net cash inflow of €5.6 million in the same period in 2014, due to investment in and proceeds from sale of financial assets at fair value through profit or loss.

Net cash inflow from financing activities was €74.3 million for the nine months ended September 30, 2015, an increase of €74.3 million compared to the inflow of €0.0 million for the same period in 2014. The reason for the increase was the net proceeds received from the issue of the convertible notes on May 28, 2015 of €30.2 million and the issue of share capital associated with the US public offering on June 16, 2015 of €44.1 million. The remaining inflows relate solely to the proceeds from share issues in respect of employee equity plans and are minimal in both periods.

Liquid assets, comprising cash and cash equivalents and financial assets at fair value through profit and loss, totaled €84.0 million at September 30, 2015 as compared to €32.4 million at December 31, 2014. The increase of €51.6 million was mainly due to the net proceeds received from the issue of the convertible notes and US public offering of €74.1 million, which was partially offset by utilization of cash flow for financing the operating activities, principally research and development expenses.

Cash and funding sources

Our main sources of revenue during the periods presented were from UCB in relation to tozadenant and milestones and royalties from Lundbeck in relation to Selincro sales.

On May 29, 2015, the Company announced that it had completed the issuance of in total 220,400,001 convertible notes and 220,400,001 warrants, which may be exercised at an exercise price of €0.17 within a period of five years starting six months after their date of issue, to certain US investors and certain existing shareholders pursuant to the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The total principal amount raised from the issuance of the convertible notes was €33.1 million. The warrants were issued free of charge to the subscribers of the convertible notes.

On June 16, 2015, the Company announced that it had closed its US public offering. It was confirmed that the Company had offered 3,806,047 American Depositary Shares (ADS) in its US public offering at a price to the public of $14.888 per ADS for gross proceeds of $56.7 million (€50.2 million at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015, the date of pricing). The share to ADS ratio is 80 to one, and the ADS represent 304,483,760 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate). This includes the full exercise of the underwriters' over-allotment option. The issuance of new shares by the Company for the purpose of the completion of the US public offering was based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Following the completion of the US public offering the automatic conversion of the convertible notes issued by the Company to certain US investors and existing shareholders and the issue of 220,400,001 new shares to such noteholders at the pre-determined conversion price of €0.15 per new share has also been effected.

We have no ongoing material financial commitments, such as lines of credit or guarantees, which are expected to affect our liquidity over the next five years, other than research and development loans, some of which are due for repayment as described in note 13 to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2015.

Personnel

During the reporting period January – September 2015 (2014), the average number of employees amounted to 38 (35) and at the end of the reporting period, Biotie employed 39 people (35 people).

Equity rights

Swiss Option Plan

The Swiss company Biotie Therapies AG has a stock option plan under which stock options have been granted to employees, directors and consultants. In connection with the completion of the acquisition of Synosia, the option plan was amended so that instead of shares in Synosia an aggregate maximum of 14,912,155 shares in Biotie may be subscribed for based on the plan.

The Swiss subsidiary holds and has held Biotie’s shares and such shares have been conveyed to satisfy the terms and conditions of the Swiss option plan. The conveyed shares previously held by the Company's subsidiary have been treated as treasury shares and such shares have not carried any voting rights. As of September 30, 2015 a total of 9,794,865 shares have already been delivered on the basis of the Swiss option plan. As a result of certain of the stock options being cancelled, a total of 2,053,134 stock options remain outstanding and as a result, the outstanding shares and votes of Biotie may be further increased.

As at September 30, 2015, Biotie Therapies AG holds 2,605,691 shares in the Company as treasury shares to settle the remaining options.

2011 Plans

In December 2011, the Board of Directors of Biotie approved two share-based incentive plans for the Group employees; a stock option plan for mainly its European employees and an equity incentive plan for mainly its US employees (together the 2011 plans).

On December 17, 2014, pursuant to the authorization of the Annual General Meeting of Shareholders held on April 3, 2014, the Board of Directors resolved to issue 2,447,375 new shares to the company itself without consideration in accordance with Chapter 9 Section 20 of the Finnish Companies Act (624/2006, as amended). The shares were issued for the purposes of conveying them to employees entitled to the shares pursuant to the terms and conditions of the 2011 plans. The treasury shares are of the same class as the existing shares in the Company. The shares were registered in the Finnish Trade Register on December 23, 2014. At September 30, 2015 none of these shares were still held by the Company.

Stock Option Plan 2011: The maximum total number of stock options issued is 7,401,000, and they entitle their owners to subscribe for a maximum total of 7,401,000 new shares in the company or existing shares held by the company. After giving effect to shares already issued, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 1,957,500 shares on September 30, 2015 may still be issued pursuant to the plan.

A total of 1,793,000 shares were subscribed for during the period January - September 2015 under the plan and 1,793,000 of the treasury shares issued on December 17, 2014 were used for these share subscriptions.

Equity Incentive Plan 2011: The maximum number of share units to be granted and the number of corresponding shares to be delivered on the basis of the plan will be total of 4,599,000 shares. However, due to share issues already made pursuant to the plan, forfeitures and some of the instruments based on the plan having been left unallocated, a maximum of 660,000 shares on September 30, 2015 may still be issued pursuant to the plan.

A total of 654,375 shares have been conveyed to employees without consideration during the period January - September 2015 pursuant to the authorization of the Annual General Meeting of the Shareholders held on April 3, 2014 under the plan and 654,375 of the treasury shares issued on December 17, 2014 have been used for these share conveyances.

2014 Plans

On January 2, 2014 the Board of Directors of Biotie approved three year incentive plans for employees. A stock option plan mainly for its European employees and an equity incentive plan mainly for its US employees.

Stock Option Plan 2014: The maximum total number of stock options to be awarded is 10,337,500, of which 4,320,000 relate to the Senior Management team only. Stock options entitle their owners to subscribe for a maximum total of 10,337,500 new shares in the company or existing shares held by the Company. The Board of Directors shall decide on the distribution of the stock options.

Equity Incentive Plan 2014: The maximum number of share units to be granted and the number of corresponding shares to be delivered under the plan will be a total of 14,002,500 shares, of which 2,520,000 relate to the Senior Management team only.

Available Facilities

Biotie has a standby equity distribution agreement (SEDA) in place with US fund Yorkville. Yorkville is under certain pre-agreed terms and conditions obliged to subscribe and pay for Biotie shares in multiple tranches up to a total value of €20 million during the period until November 12, 2015 at Biotie’s discretion. The purpose of this arrangement is to have an option to secure the financing of Biotie's working capital in the short and medium term. Biotie last made use of this arrangement in 2010, raising a total amount of €1.1 million, but since then has not conveyed any shares under this agreement.

Share capital and shares

After the US public offering, which closed on June 16, 2015, Biotie has shares quoted on NASDAQ OMX (Small Cap) in Helsinki (ticker: BTH1V) and American Depositary Shares (ADS) quoted on NASDAQ (Global Select Market) in the United States (ticker: BITI), where each ADS represents 80 of the Company’s shares. The Company’s shares all have equal rights and each share entitles the holder to one vote at the general meeting of shareholders.

On September 30, 2015 the registered number of shares in Biotie Therapies Corp. was 980,851,935. Of these shares 2,605,691 were held by the Company or its group companies. The registered share capital of Biotie was €279,218,058.55 (FAS).

Market capitalization and trading

The key data for each of the shares listed in Helsinki and the ADS listed in the United States during the nine month period ended September 30 2015 is shown below.

	Shares listed in Helsinki	ADS listed in the United States*
Price at end of period	€0.16	$13.09
Highest price during period	€0.26	$25.39
Lowest price during period	€0.14	$12.77
Average price during period	€0.20	$18.17
Market capitalization at end of period	€154 million	$159.7 million
Trading volume during period	157,665,690 shares	6,085,578 ADS
Turnover during period	€31.3 thousand	$114.0 thousand

* All trading information in relation to ADS listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market.

Annual General Meeting

The Annual General Meeting of Biotie Therapies Corp. was held on May 26, 2015 and the resolutions of the meeting were published in a stock exchange release on the same day.

Risks and uncertainties

A detailed analysis of the risks that Biotie faces are set out in the Company’s Registration Statement on Form F-1 as filed with the U.S. Securities and Exchange Commission on June 10, 2015 and the following summary of the key risks should be read in conjunction with that document.

•	We have incurred net losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. As of September 30, 2015, our retained earnings were an accumulated deficit of €177.6 million. We may never achieve or sustain profitability.

•	Impairment charges or write-downs on our assets could have a significant impact on our results of operations and financial results.

•	We depend significantly on the success of tozadenant and our other product candidates. Tozadenant and our other product candidates are still in clinical development. If our clinical trials are not successful, we do not obtain regulatory approval or we are unable, or unable to find a partner, to commercialize tozadenant or our other product candidates, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

•	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes.

•	The results of previous clinical trials may not be predictive of future results and clinical trials of product candidates may not be successful.

•	Clinical development, regulatory review and approval by the FDA, the EMA and comparable foreign regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable activities. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	The FDA’s agreement to our SPA for our Phase 3 trial of tozadenant does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process.

•	Collaborations on products and product candidates are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, if these collaborations are not successful, or if we fail to enter into new strategic relationships, our business could be adversely affected.

•	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for, or commercialize, our product candidates and our business could be substantially harmed.

•	We currently rely on third-party suppliers and other third parties for production of our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

•	If we are unable to obtain and maintain sufficient intellectual property protection for our product or product candidates, or if the scope of our intellectual property protection is not sufficiently broad, our ability to commercialize our product and product candidates successfully and to compete effectively may be adversely affected.

•	Our relationships with healthcare professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third party payors are, and will continue to be, subject, directly and indirectly, to health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government report pricing, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded health care programs and the curtailment or restructuring of our operations.

•	We cannot assure of the adequacy of our capital resources to successfully complete the development and commercialization of our product candidates, and a failure to obtain additional capital, if needed, could force us to delay, limit, reduce or terminate our product development or commercialization efforts. The adequacy of our capital resources is particularly dependent on cash generation from milestones and royalties in connection with sales of Selincro and other sources of non-dilutive funding.

•	As a foreign private issuer in the United States, we are permitted to adopt certain Finnish practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards in the United States.

Biotie continues to face a number of potential risks and uncertainties which could have a material effect on the Group’s performance over the remaining three months of the financial year and thereafter and could cause actual results to differ from expected and historical results.

Outlook for 2015 and key upcoming milestones

Selincro® (nalmefene): Biotie anticipates that Lundbeck will continue to make sales of Selincro in European markets during 2015 following the positive pricing and reimbursement decisions received in the second half of 2014. In addition to royalties, Biotie may also receive further milestone payments if the product reaches certain pre-determined sales.

Tozadenant (SYN115): The Phase 3 clinical study, which is expected to be the second pivotal study required for registration, commenced patient recruitment in July 2015. Top-line data from the double-blind part of the study is expected by the end of 2017, followed by the open-label portion of the study and a separate open-label study. Additional studies required for a regulatory filing package will continue to be completed prior to regulatory submissions.

SYN120: Patient enrollment into an 80-patient Phase 2 study with SYN120 in Parkinson's disease dementia (the SYNAPSE study) started in December 2014. The study, funded by MJFF, is being conducted by the Parkinson Study Group at approximately 12 specialist sites in the United States. Top-line results of the study are expected by the end of 2016.

BTT1023: Patient enrollment into an investigator-sponsored Phase 2 study in primary sclerosing cholangitis (the BUTEO study) started in March 2015. The 41-patient study is being conducted in the UK and is supported by grant funding from the UK’s National Institute for Health Research. It is expected that the requisite number of patients will have been treated by the end of 2016 to enable a pre-planned interim analysis in this two-stage study.

Financial: During the remainder of 2015, the Company expects to continue receiving Selincro royalties from Lundbeck. Research and development expenses will continue on all development products, with the tozadenant Phase 3 study now recruiting patients. Following the financing received from the convertible notes and the US public offering in Q2 2015, the Company has a strong level of liquid resources that are expected to be sufficient for all the Company’s currently planned development activities; these liquid resources will decrease over time, as they are invested in the Company’s product development programs.

Strategic: The Company’s primary focus is to ensure that the Phase 3 clinical study for tozadenant is efficiently and effectively executed, with the top-line data expected by the end of 2017. SYN120 and BTT1023, funded largely by non-dilutive financing, are both expected to reach significant potential inflection points by the end of 2016.

Key events after the reporting period

Biotie announced on October 7, 2015 that, pursuant to the authorization of the Annual General Meeting of Shareholders held on May 26, 2015, the Board of Directors of Biotie has resolved to issue 106,088,336 shares to the Company itself without consideration in accordance with Chapter 9 Section 20 of the Finnish Companies Act (624/2006, as amended). The Treasury Shares are issued to facilitate the timely delivery by the Company of such Treasury Shares underlying the warrants issued in May 2015 to certain US investors and certain existing shareholders based on the authorization granted by the Annual General Meeting of the Company on May 26, 2015, if and when such above-mentioned warrants are exercised.

The Treasury Shares were registered with the Finnish Trade Register on October 8, 2015, and admitted trading on NASDAQ OMX Helsinki Ltd on October 9, 2015. The Treasury Shares are of the same class as the existing shares in the Company.

As a result of this Biotie has 1,086,940,271 shares in total of which 978,246,244 will be outstanding shares.

Biotie announced on November 2, 2015 the change in the number of votes relating to the Swiss subsidiary of the Company, Biotie Therapies AG (previously Synosia Therapeutics Holding AG and Biotie Therapies Holding AG) conveyed Biotie shares against consideration pursuant to the option programs in October in total 7,739.

After the conveyances the total amount of voting rights is 978,253,983 and the number of the Company’s share held by the Biotie Group is 108,686,288 (9.99 per cent). The conveyance does not affect the number of registered shares (total 1,086,940,271).

Conference call

An analyst and media conference call will take place on 12 November 2015 3:00 pm Finnish time (8:00 pm Eastern time). The conference call will be held in English.

Lines are to be reserved ten minutes before the start of conference call. The event can also be viewed as a live webcast at www.biotie.com. An on demand version of the conference will be published on Biotie's website later during the day

US callers: +1212 444 0412
UK callers: +44(0)20 3427 1900
Finnish callers: +358(0)9 6937 9543

Access code: 1072486

In case you need additional information or assistance, please contact: Virve Nurmi, IR Manager, Tel: +358 2 2748 911

About Biotie

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Biotie's shares are listed on NASDAQ Helsinki (BTH1V) and ADS on Nasdaq Stock Market LLC (BITI).

Group structure: The parent company of the group is Biotie Therapies Corp. The domicile of the company is Turku, Finland. The Company has two operative subsidiaries, Biotie Therapies Inc, located in South San Francisco, United States of America and Biotie Therapies AG, located in Zurich, Switzerland.

The Group also has two non-operational subsidiaries, Biotie Therapies GmbH located in Radebeul, Germany and Biotie Therapies International Ltd located in Finland.

Forward looking statements: This interim report may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Biotie’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Biotie’s product candidates, plans to pursue research and development of product candidates, the clinical utility of Biotie’s product candidates, the timing or likelihood of regulatory filings and approvals, Biotie’s intellectual property position, expectations regarding payments under Biotie’s collaborations and Biotie’s competitive position. These risks and uncertainties also include those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Biotie’s Registration Statement on Form F-1 and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Biotie does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Turku, 12 November 2015

Biotie Therapies Corp.
Board of Directors

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

		For the three month period ended September 30,		For the nine month period ended September 30,
(€ in thousands, except per share data)	Note	2015	2014	2015	2014
Revenue	3	786	7,192	2,987	13,051

Research and development expenses		(7,252)	(4,221)	(19,611)	(11,931)
General and administrative expenses		(2,189)	(1,587)	(5,694)	(5,257)
Other operating income		169	507	235	776
Operating (loss)/profit		(8,486)	1,891	(22,083)	(3,361)
Interest income		2	1	3	4
Interest expenses		(171)	(175)	(478)	(486)
Other net financial income (expenses)		735	1,210	(260)	1,198
(Loss)/profit before taxes		(7,920)	2,927	(22,818)	(2,645)
Income tax	4	-	-	-	-
Net (loss)/profit		(7,920)	2,927	(22,818)	(2,645)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences*		(1,978)	3,913	5,060	4,866
Total other comprehensive (loss)/ income		(1,978)	3,913	5,060	4,866
Total comprehensive (loss)/income		(9,898)	6,840	(17,758)	2,220
Net (loss)/income attributable to equity holders of the parent		(7,920)	2,927	(22,818)	(2,645)
Total comprehensive (loss)/income attributable to equity holders of the parent		(9,898)	6,840	(17,758)	2,221
Loss/(earnings) per share (EPS) basic & diluted, €	5	(0.01)	0.01	(0.03)	(0.01)

*The translation differences mainly arise in relation to in-process R&D assets and goodwill. The movement for the nine month period ended September 30, 2015 is due to the significant devaluation in the Euro against the United States Dollar and Swiss Franc mainly during the three month period ended March 31, 2015.

All activities relate to continuing operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
(€ in thousands)	Note	September 30, 2015 (unaudited)	December 31, 2014
ASSETS
Non-current assets
Intangible assets	6	51,555	47,356
Goodwill	6	6,328	5,799
Property, plant and equipment	7	609	653
Non-current pre-payments	8	3,590	-
Other financial assets		337	324
Total non-current assets		62,419	54,132
Current assets
Accounts receivable and other receivables		1,965	1,806
Financial assets at fair value through profit or loss	9	26,471	24,941
Cash and cash equivalents		57,549	7,452
Total current assets		85,985	34,199
Total assets		148,404	88,331
EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	11	267,418	193,285
Reserve for invested unrestricted equity		5,417	5,378
Other reserves		14,089	9,029
Retained earnings		(177,257)	(155,069)
Total equity		109,667	52,623
Non-current liabilities
Non-current financial liabilities	9	20,690	20,690
Pension benefit obligation		670	670
Other non-current liabilities		10,143	9,671
Non-current deferred revenues		2,000	2,000
Total non-current liabilities		33,503	33,031
Current liabilities
Accounts payable and other current liabilities		5,234	2,677
Total current liabilities		5,234	2,677
Total liabilities		38,737	35,708
Total shareholders’ equity and liabilities		148,404	88,331

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNaudited)

Attributable to equity holders of the parent company

(€ in thousands)	Note	Share capital	Reserve for invested unrestricted equity	Other reserves	Retained earnings	Share- holders' equity total
Balance at January 1, 2014		193,285	5,252	2,517	(120,688)	80,366
Net loss for the period		-	-	-	(2,645)	(2,645)
Other comprehensive income		-	-	4,866	-	4,866
Total comprehensive income (loss)		-	-	4,866	(2,645)	2,221
Share based compensation	12	-	-	-	596	596
Options and RSU exercised	12	-	86	-	-	86
		-	86	4,866	(2,049)	2,903
Balance at September 30, 2014		193,285	5,338	7,383	(122,737)	83,269

Balance at January 1, 2015		193,285	5,378	9,029	(155,069)	52,623
Net loss for the period		-	-	-	(22,818)	(22,818)
Other comprehensive income		-	-	5,060	-	5,060
Total comprehensive income (loss)		-	-	5,060	(22,818)	(17,758)
Share based compensation	12	-	-	-	630	630
Options and RSU exercised	12	-	39	-	-	39
Issue of convertible notes and warrants	11	33,060	-	-	-	33,060
Transaction costs related to convertible note issue		(2,844)	-	-	-	(2,844)
Issue of share capital	11	50,239	-	-	-	50,239
Transaction costs related to share issue		(6,322)	-	-	-	(6,322)
		74,133	39	5,060	(22,188)	57,044
Balance at September 30, 2015		267,418	5,417	14,089	(177,257)	109,667

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the nine month period ended September 30,
(€ in thousands)	Note	2015	2014
Cash flow from operating activities
Net loss		(22,818)	(2,645)
Adjustments for:
Non-cash transactions	13	412	466
Interest income		(3)	(4)
Interest expenses		478	486
Other net financial income (expenses)		260	(1,198)
Change in working capital:
Change in accounts receivables and other receivables		(3,638)	(3,601)
Change in accounts payable and other liabilities		2,287	(2,325)
Change in deferred revenue		-	(1,415)
Interest paid		(27)	(27)
Net cash used in operating activities		(23,049)	(10,263)
Cash flow from investing activities
Investments in financial assets at fair value through profit and loss		(30,588)	-
Proceeds from sale of financial assets at fair value through profit and loss		29,488	4,440
Proceeds from sale of investment property		-	1,350
Change in other financial assets		-	(51)
Investments in property, plant and equipment		(87)	(133)
Investments in intangible assets		(14)	(30)
Net cash (used in)/from investing activities		(1,201)	5,576
Cash flow from financing activities
Proceeds from option exercise and RSU delivery		39	86
Net proceeds from convertible note and warrants issue		30,216	-
Net proceeds from share issue		44,085	-
Net cash from financing activities		74,340	86

Net increase in cash and cash equivalents		50,089	(4,601)
Effect of changes in exchange rates on cash and cash equivalents		8	(27)
Cash and cash equivalents at the beginning of the period		7,452	10,221
Cash and cash equivalents at the end of the period		57,549	5,593

The accompanying notes are an integral part of these condensed consolidated interim financial statements notes to the UNAUDITED condensed CONSOLIDATED finAncIAl statements

1.	General Information

Biotie Therapies Oyj (“Biotie” or the “Company”) is a specialized drug development company incorporated and domiciled in Finland, with its headquarters at Joukahaisenkatu 6, Turku, Finland, focused on products for neurodegenerative and psychiatric disorders. Biotie operates primarily in Finland and in the United States. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia and primary sclerosing cholangitis, a rare fibrotic disease of the liver. Biotie's shares are listed on NASDAQ Helsinki (BTH1V) and on Nasdaq Stock Market LLC (BITI). As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “Biotie” or the “Company” or the “Group” refer to Biotie Therapies Oyj and all its consolidated subsidiaries.

The condensed consolidated financial statements were approved for issue by the Board of Directors on November 12, 2015.

2.	Summary of Significant Accounting Policies

2.1	Basis of Preparation

These unaudited condensed consolidated financial statements for the nine months ended September 30, 2015 of the Company have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. However, in the opinion of management, these financial statements contain all adjustments necessary to present a fair statement of results. All adjustments are deemed to be of a normal, recurring nature. As explained in note 1 to the annual consolidated financial statements to the year ended December 31, 2014, where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the end of the reporting period, as well as the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from them. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed in note 2.10.

The notes to the condensed consolidated financial statements have been rounded to thousand Euros, unless otherwise stated.

2.2	Changes in Accounting Policies and Disclosures

The Company adopted new IFRS standards, amendments or interpretations during the nine months ended September 30, 2015 that had no material impact to the condensed consolidated financial statements. The accounting policies applied are consistent with those discussed in the Company’s annual consolidated financial statements.

(a)	New and amended IFRS standards and IFRIC interpretations not yet adopted by the Company

The Company has decided not to implement early IFRS 9 “Financial Instruments”, which is effective for accounting periods ending on or after January 1, 2018 with early adoption permitted, or IFRS 15 “Revenue from Contracts with Customers”, which is effective for accounting periods ending on or after January 1, 2018 with retrospective effect. The Company is currently assessing the impact of both new standards. There are no other standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

2.3	Consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date at which control is transferred to the Company and are de-consolidated from the date that control ceases. The acquisition method of accounting is used to account for subsidiaries acquired through a business combination.

Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4	Segment Reporting

Biotie continues to operate in one reportable segment, which comprises the development of pharmaceutical products. The Chief Executive Officer is identified as the chief operating decision maker. The Chief Executive Officer reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance.

2.5	Seasonality of Operations

The Company’s results have varied substantially, and are expected to continue to vary, from quarter to quarter depending on the royalty streams and level of development activities within the quarter. The Company, therefore, believes that period to period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

2.6	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments with original maturities of less than three months.

2.7	Share capital

Shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds of the share issue.

When a Group company purchases Parent Company’s shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of, Where such shares are subsequently sold or reissued, any consideration received net of any directly attributable incremental transaction costs and the related income tax effect is included in the equity attributable to the Company’s equity holders.

In April and May 2015, the Company issued convertible notes and warrants in exchange for cash in an arms’ length transaction that had been approved by the Company’s shareholders. The convertible notes and warrants issued by the Company have a fixed-to-fixed ratio and do not contain an obligation for a cash redemption by the Company. Accordingly, both instruments met the equity classification criteria at inception and the proceeds received, net of directly attributable incremental costs, were recorded as share capital. In accordance with the terms and conditions of the note agreements, the convertible notes automatically converted into the Company’s shares at the date of the US Offering on June 16, 2015 and as of September 30, 2015 there are no outstanding convertible notes. The warrants continue to be outstanding and at upon exercise of a warrant, the subscription price to be paid in cash for each warrant exercised will be recorded as share capital.

Under the Finnish Companies Act reserve for unrestricted equity includes the part of a subscription price of a share that is not credited to share capital as well as other equity inputs that are not to be credited to some other reserve. Exercise prices of the share options are included in the reserve for unrestricted equity.

2.8	Income taxes

Income tax expense consists of current and deferred taxes. The income tax effects of items recognized in other comprehensive income or directly in equity are similarly recognized in other comprehensive income or equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted in the countries where the Company operates and generates taxable income. Taxes on income in interim periods are accrued using tax rates that would be expected to be applicable to total annual profit or loss.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences arise primarily from in-process R&D intangible assets, R&D credits and deferrals, depreciation on property, plant and equipment and net operating loss tax carryforwards.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxes are determined using a tax rate enacted, or substantially enacted, as of the date of the balance sheet date in the respective countries. However, deferred taxes are not recognized if they arise from the initial recognition of goodwill, or in the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

2.9	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming the conversion of all dilutive potential ordinary shares.

2.10	Provisions and Contingent Liabilities

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in a provision due to passage of time is recognized in interest expenses.

2.11	Critical Accounting Estimates and Judgments

The preparation of condensed consolidated financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements. The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgment that are required for the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

3.	Revenue

	For the three month period ended September 30,		For the nine month period ended September 30,
(€ in thousands)	2015	2014	2015	2014
Royalties from Lundbeck license agreement	786	242	2,274	378
Commercial milestone payments from Lundbeck license agreement	-	6,000	500	6,000
Phase 3 development milestones from UCB collaboration agreement	-	-	-	5,047
Phase 3 development funding from UCB	-	950	213	1,626
Total	786	7,192	2,987	13,051

4.	Income Tax

No income tax charge or benefit has been recognized in the nine month period ended September 30, 2015, or the corresponding period in 2014. Management’s judgment is that sufficient evidence is not currently available that future taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the fiscal entities and, therefore, a deferred tax asset has not been recognized.

5.	(Loss)/Earnings Per Share

(a)	Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the net (loss)/income attributable to shareholders of the parent by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares.

	For the three month period ended September 30,		For the nine month period ended September 30,
	2015	2014	2015	2014
Net (loss)/income attributable to equity holders of the parent (€ in thousands)	(7,920)	2,927	(22,818)	(2,645)
Weighted average number of outstanding shares (in thousands)	978,246	456,032	659,086	456,032
Basic (loss)/earnings per share (€ per share)	(0.01)	0.01	(0.03)	(0.01)

(b)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding assuming conversion of all dilutive potential ordinary shares. The Company has four kinds of potentially dilutive instruments comprising stock options, restricted share units (RSU), a convertible capital loan and warrants over its shares. For the three and nine month periods ended September 30, 2015 and the nine month period ended September 30, 2014, because there was a loss for the period the potential dilutive shares have an anti-dilutive effect (i.e. decrease the loss per share) and are, therefore, excluded from the calculation of diluted loss per share. Consequently, the dilutive loss per share is the same as the basic loss per share shown above. For the three month period ended September 30, 2014 there was no difference between the basic earnings per share and the dilutive earnings per share.

6.	Intangible Assets and Goodwill

(€ in thousands)	In-process R&D	Production licenses	Software	Other intangible assets	Intangible assets total	Goodwill
Book value January 1, 2015	46,830	454	62	10	47,356	5,799
Additions	-	-	14	-	14	-
Amortization	-	(29)	(39)	(10)	(77)	-
Translation differences	4,263	-	-	-	4,263	530
Book value September 30, 2015	51,093	425	37	-	51,555	6,329
At September 30, 2015
Acquisition cost	98,297	762	331	10	99,400	5,549
Accumulated amortization and impairment	(55,368)	(337)	(294)	(10)	(56,009)
Translation differences	8,164	-			8,164	780
Book value September 30, 2015	51,093	425	37	-	51,555	6,329

The amortization charge was €77 thousand for the nine month period ended September 30, 2015 (€77 thousand for the nine month period ended September 30, 2014) and €14 thousand for the three month period ended September 30, 2015 (€20 thousand for the three month period ended September 30, 2014).

In-process R&D assets represents the fair value assigned to development projects that the Company acquired through business combinations, which at the time of the acquisition had not led to marketing approvals that are required for commercialization. Until December 31, 2014 in-process R&D assets comprised the tozadenant (SYN115), SYN120 and nepicastat (SYN117) programs, which were acquired in the Synosia 2011 acquisition; however, at December 31, 2014 the nepicastat (SYN117) in-process R&D asset was written off in full and, therefore, from March 31, 2015 in-process R&D assets only comprised the tozadenant (SYN115) and SYN120 in-process R&D assets. Amounts capitalized as in-process R&D assets are not amortized until marketing approval has been received for the relevant regulatory authorities. In-process R&D assets are tested for impairment annually, at December 31, and whenever there is an indication that the asset may be impaired; there have been no such indications during the nine months ended September 30, 2015.

For goodwill, the Company assesses the aggregate fair value of the business as a whole, as there is only one cash generating unit, on an annual basis at December 31 and whenever there is an indication that goodwill may be impaired; there have been no such indications during the nine months ended September 30, 2015.

7.	Property Plant & Equipment

(€ in thousands)	Machinery and equipment
Book value January 1, 2015	653
Additions	87
Depreciation	(145)
Translation differences	13
Book value September 30, 2015	609
At September 30, 2015
Acquisition cost	4,928
Accumulated depreciation	(4,333)
Translation differences	13
Book value September 30, 2015	609

The depreciation charge was €145 thousand for the nine month period ended September 30, 2015 (€118 thousand for the nine month period ended September 30, 2014) and €77 thousand for the three month period ended September 30, 2015 (€34 thousand for the three month period ended September 30, 2014).

8.	Non-current pre-payments

The Company has made advances to the CRO (Contract Research Organization) in connection with the tozadenant Phase 3 trial in Parkinson’s disease. These advances cover various activities that are expected to take place near the completion of the project. The CRO will hold such advances in escrow until the activities are performed. The Company classifies these deposits as non-current assets as they are not expected to be utilized within the next 12 month period.

9.	Financial Assets Held at Fair Value through Profit and Loss and Non-Current Financial Liabilities

	As at
(€ in thousands)	September 30, 2015 (unaudited)	December 31, 2014
Assets
Financial assets held at fair value through profit or loss	26,471	24,491

Liabilities
Non-current financial liabilities	20,690	20,690

Financial assets held at fair value through profit or loss, consisting mainly of investments to money market funds, are measured at their fair value based on quoted bid prices at the reporting date. The fair values are based on fund manager reports and are classified within Level 1or Level 2 in the fair value hierarchy. For Level 1, the fair value measurement is directly obtained from an active market. For Level 2, the fair value measurement is based on observable quoted market information, although it is not directly obtained from an active market (Level 1). According to the Company’s investment policy, money market funds held in Europe must have a Morning Star rating of three stars or higher. Money market funds in the U.S. must be rated AAA by Moody’s or AAA by Standard and Poor’s.

Non-current financial liabilities consist of non-convertible capital loans from Tekes, long-term R&D loans from Tekes and a convertible capital loan which are carried at cost. For fair value disclosure purposes only, the valuation technique that would be used to measure the non-current financial liabilities would rely on unobservable market data and therefore the fair value measures of the loans would be classified as Level 3 in the fair value hierarchy. The Company has determined that it would not be reasonable to present fair values for the loans, as the Group only has access to Tekes loans and a convertible loan, i.e. similar government grant loans the Company already has with largely identical terms to the current loans.

10.	Financial Risk Management and Financial Instruments

The operations of the Company expose it to financial risks. The main risk that the Company is exposed to is liquidity risk, with capital management being another important area given the Company’s financing structure. The Company’s risk management principles focus on the unpredictability of the financial markets and aims at minimizing any undesired impacts on the Group’s financial result. The Board of Directors defines the general risk management principles and approves operational guidelines concerning specific areas including but not limited to liquidity risk, foreign exchange risk, interest rate risk, credit risk, the use of derivatives and investment of the Company’s liquid assets. During the periods presented, the Company or its subsidiaries have not entered into any derivative contracts.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2014. There have been no changes in the financial management team that is responsible for financial risk management or in the Company’s financial risk management policies since December 31, 2014.

The Company has low risk securities (money market funds) and bank accounts which are as follows:

		As at
(€ in thousands)	September 30, 2015	December 31, 2014
Money market funds	26,471	24,941
Bank accounts	57,549	7,452
Total	84,020	32,393

As at September 30, 2015, the contractual maturities of loans and interest are as follows:

(€ in thousands)	2015	2016	2017	2018 - thereafter	Total
Capital loans
Repayment of loans	-	-	-	18,000	18,000
Interest expenses	-	-	-	9,767	9,767
R&D loans
Repayment of loans	-	-	538	2,152	2,690
Interest expenses	-	27	22	32	81
Total	-	27	560	29,951	30,538

As at September 30, 2015, the Company also had accounts payables of €1,354 thousand and other current liabilities of €4,347 thousand due within one year.

11.	Share Capital

Movements in the Company’s shares outstanding, treasury shares and total registered shares during the nine months ended September 30, 2015 are shown in the table below.

Number of shares	Outstanding shares	Treasury shares	Total registered shares
As at January 1, 2015	450,696,015	5,272,159	455,968,174
Share options and RSU exercised	2,666,468	(2,666,468)	-
Issue of convertible notes	220,400,001	-	220,400,001
Issue of share capital	304,483,760	-	304,483,760
As at September 30, 2015	978,246,244	2,605,691	980,851,935

The Company’s total authorized number of shares is 980,851,935. All issued shares are fully paid. The shares have no par value. On September 30, 2015 the total number of shares held in treasury represented approximately 0.3% (December 31, 2014: 1.2%) of the total registered shares. Treasury shares have been issued without consideration for the purpose of the Company’s share-based compensation plans.

On May 29, 2015, the Company announced that it had completed the issuance of in total 220,400,001 convertible notes and 220,400,001 warrants to certain US investors and certain existing shareholders pursuant to the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. The total principal amount raised from the issuance of the convertible notes was €33.1 million. The warrants were issued free of charge to the subscribers of the convertible notes. Each convertible noted entitled the holder to convert such convertible note into one new share in the Company at a conversion price of €0.15 per share and there would be an automatic conversion into new shares in the Company upon completion of the US public offering. The subscribers of the convertible notes for each convertible note also received one warrant entitling the holder to subscribe for one new treasury share in the Company at a subscription price of €0.17.

On June 16, 2015, the Company announced that it had closed its US public offering. It was confirmed that the Company had offered 3,806,047 American Depositary Shares (ADS) in its US public offering at a price to the public of $14.888 per ADS for gross proceeds of $56.7 million (€50.2 million at the fixed ECB exchange rate of $1.1279 per euro as at June 10, 2015, the date of pricing). The share to ADS ratio is 80 to one, and the ADSs represent 304,483,760 newly issued shares in the Company with a subscription price of €0.165 (rounded figure) per new share (at the above mentioned fixed exchange rate). This includes the full exercise of the underwriters' over-allotment option. The issuance of new shares by the Company for the purpose of the completion of the US public offering was based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Following the completion of the US public offering the automatic conversion of the convertible notes issued by the Company to certain US investors and existing shareholders and the issue of 220,400,001 new shares to such noteholders at the pre-determined conversion price of €0.15 per new share has also been effected.

The total number of stock options and restricted stock units outstanding as at September 30, 2015 was 2,053,134, for which the Company holds an equivalent amount of treasury shares which it will use to settle these if they are exercised.

At September 30, 2015, the Company also had 220,400,001 warrants that were outstanding, following their issuance on May 28, 2015. The warrants entitle the holders to one share for each warrant at a subscription price of €0.17 per share and they may only be subscribed during a five year period beginning on the date five months after their issuance. The Company has authorization from the Annual General Meeting of the shareholders on May 26, 2015 to issue 220,400,001 shares to settle the warrants should they be exercised and on October 7, 2015, after the reporting date, issued 106,088,336 shares to itself using this authorization and will continue to hold them as treasury shares until such time as the warrants are exercised.

12.	Share Based Payments

The condensed consolidated financial statements do not include all disclosures for share based payments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

(a)	Stock Option Plan 2011 and Equity Incentive Plan 2011

The Stock Option Plan 2011, primarily for European employees, and the Equity Incentive Plan 2011, primarily for US employees, were approved at the Company’s 2011 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting and individual specified non-market performance targets during the year of grant.

i.	Stock Option Plan 2011

The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of stock options that could be awarded under the plan was 7,401,000, in three equal tranches designated as 2011A, 2011B and 2011C.

There were no options outstanding for the 2011A tranche as at December 31, 2014. The changes in the number of options in the plan during the nine months ended September 30, 2015 is shown in the table below.

Number of options	2011B	2011C
Outstanding at January 1, 2015	1,793,000	2,230,000
Forfeitures	-	(272,500)
Exercised	(1,793,000)	-
Outstanding at September 30, 2015	-	1,957,500

All options were fair valued at grant date and recognized as an expense, over the vesting period, to personnel expenses included in research and development costs and general and administrative costs based on the employee’s function over the vesting period. The expense recognized during the nine months ended September 30, 2015 was €101 thousand (the expense for nine months ended September 30, 2014 was €363 thousand). The subscription price for all options is €0.01.

ii.	Equity Incentive Plan 2011

The Equity Incentive Plan 2011 includes three consecutive discretionary periods, calendar years 2011 (2011A), 2012 (2011B) and 2013 (2011C) in which the restricted share units may be granted. Each discretionary period is followed by an approximately two year vesting period, ending on January 5, 2014, January 5, 2015 and January 5, 2016, respectively after which the Company’s shares will be delivered to employees on the basis of the granted share units. A maximum of 4,599,000 shares may be delivered under the plan, but there is no maximum that can be issued in any one year. As at December 31, 2014, all shares had been delivered under the 2011A tranche.

The changes in the number of share units in the plan during the nine months ended September 30, 2015 is shown in the table below.

Number of share units	2011B	2011C
Outstanding at January 1, 2015	654,375	795,000
Forfeitures	-	(135,000)
Exercised	(654,375)	-
Outstanding at September 30, 2015	-	660,000

The fair value of the restricted share units was determined as the closing share price for Biotie share on the grant date. The expense recognized during the nine months ended September 30, 2015 was €34 thousand (the net reversal of the expense for the nine months ended September 30, 2014 was €(87) thousand). The exercise price for all share units is €0.

(b)	Swiss option plan

The Company’s Swiss subsidiary, Biotie Therapies AG, also has a stock option plan approved in 2008. Vesting of the options is related to continued service to the Company. The maximum contractual term of each option is ten years. The plan has been closed to new grants from February 1, 2011. An aggregate maximum of 14,912,155 shares in Biotie Therapies Corp. has been subscribed to under the plan and such shares have been issued to Biotie Therapies AG to be further conveyed to the option holders when they potentially exercise their option rights in accordance with the terms and conditions of the option rights. The last day for the share subscriptions based on the option rights in the Swiss option plan is December 7, 2020.

The changes in the number of options in the plan during the nine months ended September 30, 2015 is shown in the table below.

Number of options	Options	Weighted average exercise price
Outstanding at January 1, 2015	2,824,772	€0.24
Forfeitures	(529,328)
Exercised	(242,310)
Outstanding at September 30, 2015	2,053,134	€0.29

The expense recognized during the nine months ended September 30, 2015 was nil thousand (the net reversal of the expense for the nine months ended September 30, 2014 was €(29) thousand).

(c)	Stock Option Plan 2014 and Equity Incentive Plan 2014

The Stock Option Plan 2014, primarily for European employees, and the Equity Incentive Plan 2014, primarily for US employees, were approved at the Company’s 2014 general shareholders’ meeting as part of the Company’s incentive scheme determined by the Board of Directors. These plans contain both a service requirement condition at vesting for all awards and for the management awards, designated 2014M awards, there is an additional specified market performance requirement that determines the number of awards earned.

i.	Stock Option Plan 2014

The fair value of the options was determined at the grant date by using the Black-Scholes option valuation model and expensed over the vesting period. The maximum number of options that could be awarded under the plan is 10,337,500, of which 4,320,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting. The 2014M awards include an additional incentive (a market condition) for the senior management team to have a portion of their potential awards over the three years ending December 31, 2016 to be based solely on an increase in the share price of the Company for the vesting period. The 2014M awards will not vest unless the Company’s share price growth during that three year period is greater than 35%; however, if the share price growth is greater than 35%, there will be an increasing return up to a maximum of three times the initial awards for a share price growth of at least 100% over the three year vesting period. The 2014M market condition has been incorporated into the

Black-Scholes model, by determining the probability of the share price growth increase over the three year period based on historical share price movements.

The changes in the number of options, or senior management option units in the case of the 2014M tranche, in the plan during the nine months ended September 30, 2015 is shown in the table below.

Number of options	2014A	2014B	2014C	2014D	2014M
Outstanding at January 1, 2015	458,750	1,376,250	-	-	1,440,000
Forfeitures	(75,000)	(225,000)	-	-	-
Granted	-	-	389,250	1,167,750	-
Outstanding at September 30, 2015	383,750	1,151,250	389,250	1,167,750	1,440,000

All options were fair valued at grant date and will be recognized to personnel expenses, as research and development expenses or general and administrative expenses, over the vesting period. The most significant inputs used to estimate the fair value of the stock options granted during the nine months ended September 30, 2015 are as follows:

Option plan	2014C	2014D
Share price at grant date	€0.20	€0.20
Subscription price	€0.01	€0.01
Volatility*	50%	50%
Maturity, years	3	4
Interest rate	0.00%	0.00%
Expected dividends	-	-
Valuation model	Black-Scholes	Black-Scholes
Option fair value, €	0.19	0.19
Effect on earnings, € in thousands	27	53

* Expected volatility was determined by calculating the historical volatility of the Company’s share using monthly observations over corresponding maturity.

The expense recognized during the nine months ended September 30, 2015 was €242 thousand (for the nine months ended September 30, 2014: €209 thousand).

ii.	Equity Incentive Plan 2014

The Equity Incentive Plan 2014 includes three consecutive discretionary periods, calendar years 2014, 2015 and 2016 in which the restricted share units, or senior management units, may be granted. Each discretionary period is followed by a subscription period of approximately two years (for 2014A, 2014C and 2014E awards) or approximately three years (for 2014B, 2014D, 2014F and 2014M awards), ending on January 5, 2016, January 5, 2017, January 5, 2018 or January 5, 2019, after which the Company’s shares will be delivered to employees on the basis of the granted share units. A maximum of 14,002,500 shares may be delivered under the plan, of which 2,520,000 are 2014M awards that are subject to an additional specified market performance requirement at vesting, which is the same as that described in the Stock Option Plan 2014 above. There is no maximum number of share units that can be awarded in any one year, but all the 2014M awards must be awarded in 2014.

The changes in the number of share units, or senior management share units in the case of the 2014M tranche, in the plan during the nine months ended September 30, 2015 is shown in the table below.

Number of units	2014A	2014B	2014C	2014D	2014M
Outstanding at January 1, 2015	409,687	1,229,063	-	-	840,000
Forfeitures	(34,375)	(114,375)	(46,875)	(140,625)	-
Granted	-	-	550,938	1,652,812	-
Outstanding at September 30, 2015	375,312	1,114,688	504,063	1,512,187	840,000

The effect on the Company’s earnings for the nine months ended September 30, 2015 was €252 thousand (for the nine months ended September 30, 2014: €141 thousand). The fair value of the restricted share units was determined by using the closing share price of the Company’s shares on the grant date. The fair value of the share units granted in the nine months ended September 30, 2015 was €0.19 per share for the 2014C and 2014D. The exercise price for all units is the USD equivalent of €0.01.

13.	Non-cash Transactions to Cash Flow from Operating Activities

	For the nine month period ended September 30,
(€ in thousands)	2015	2014
Depreciation and amortization	212	237
Share-based compensation	629	788
Other adjustments	(429)	(549)
Non-cash adjustments to cash flow from operating activities	412	476

14.	Commitments and Contingencies

Operating lease commitments
		As at
(€ in thousands)	September 30, 2015	December 31, 2014
Due within a year	907	843
Due in 1-5 years	1,485	1,937
Due later than 5 years	-	-
Total	2,392	2,780

Operating lease commitments comprise rent commitments for leasehold properties and lease commitments for motor vehicles, machines and equipment with leases of 3 to 5 years. The Company’s operating leases are non-cancellable and they do not include redemption or extension options.

On September 30, 2015, Biotie had outstanding contractual payment obligations (contractual commitments), primarily for contract research work services related to ongoing clinical development programs, totaling €571 thousand (December 31, 2014: €232 thousand).

15.	Transactions with Related Parties

During the periods ended September 30, 2015 and 2014, the Company’s management team was paid regular salaries and contributions to post-employment benefit schemes. Additionally, the members of the Board of Directors were paid regular Board and committee fees. No loans, advances or guarantees were made to the management team or Board of Directors as of September 30, 2015 or 2014.

The condensed consolidated financial statements do not include all disclosures for related party transactions that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014.

16.	Events After the Reporting Date

Biotie announced on October 7, 2015 that, pursuant to the authorization of the Annual General Meeting of Shareholders held on May 26, 2015, the Board of Directors of Biotie has resolved to issue 106,088,336 shares to the Company itself without consideration in accordance with Chapter 9 Section 20 of the Finnish Companies Act (624/2006, as amended). The Treasury Shares are issued to facilitate the timely delivery by the Company of such Treasury Shares underlying the warrants issued in May 2015 to certain US investors and certain existing shareholders based on the authorization granted by the Annual General Meeting of the Company on May 26, 2015, if and when such above-mentioned warrants are exercised.

The Treasury Shares were registered with the Finnish Trade Register on October 8, 2015, and admitted trading on NASDAQ OMX Helsinki Ltd on October 9, 2015. The Treasury Shares are of the same class as the existing shares in the Company.

As a result of this Biotie has 1,086,940,271 shares in total of which 978,246,244 will be outstanding shares.

Biotie announced on November 2, 2015 the change in the number of votes relating to the Swiss subsidiary of the Company, Biotie Therapies AG (previously Synosia Therapeutics Holding AG and Biotie Therapies Holding AG) conveyed Biotie shares against consideration pursuant to the option programs in October in total 7,739.

After the conveyances the total amount of voting rights is 978,253,983 and the number of the Company’s share held by the Biotie Group is 108,686,288 (9.99 per cent). The conveyance does not affect the number of registered shares (total 1,086,940,271).

KEY FIGURES
The formulas for the calculation of the key figures are presented in the notes of the consolidated financial statements for the year ended December 31, 2014
	For the nine months ended September 30,		For the year ended December 31,
(€ in thousands, unless stated)	2015	2014	2014

Business development
Revenues	2,987	13,051	14,901
Personnel on average	38	35	36
Personnel at end of period	39	35	38
Research and development costs	(19,611)	(11,931)	(17,192)
Capital expenditure	101	163	196

Profitability
Operating (loss)	(22,083)	(3,361)	(36,090)
as percentage of revenues, %	(739.3)	(25.8)	(242.2)
(Loss) before taxes	(22,818)	(2,645)	(35,165)
as percentage of revenues, %	(763.9)	(20.3)	(236.0)

Financial positon
Liquid assets	84,020	35,867	32,393
Shareholders’ equity	109,667	83,269	52,623
Balance sheet total	148,404	119,345	88,331

Financial ratios
Return on equity, %	(36.9)	(4.3)	(52.9)
Return on capital employed, %	(30.6)	(4.7)	(39.5)
Equity ratio, %	74.9	71.0	61.0
Gearing, %	(57.7)	(18.2)	(22.2)

Per share data
(Loss) per share (EPS) basic, €	(0.03)	(0.01)	(0.08)
(Loss) per share (EPS) diluted, €	(0.03)	(0.01)	(0.08)
Shareholders’ equity per share, €	0.15	0.18	0.12
Dividend per share, €	-	-	-
Pay-out ratio, %	-	-	-
Effective dividend yield, %	-	-	-
P/E-ratio	-	-	-

Share price
On NASDAQ-OMX market in Helsinki
Lowest share price, €	0.14	0.18	0.18
Highest share price, €	0.26	0.36	0.36
Average share price, €	0.20	0.25	0.24
End of period share price, €	0.16	0.22	0.19
Market capitalization, € million	154.0	98.5	87.5

On NASDAQ market in the United States*
Lowest ADS price, $	12.77	n/a	n/a
Highest ADS price, $	25.39	n/a	n/a
Average ADS price, $	18.17	n/a	n/a
End of period ADS price, $	13.09	n/a	n/a
Market capitalization, $ million	159.7	n/a	n/a

Trade of shares
On NASDAQ-OMX market in Helsinki
Number of shares traded	157,665,690	94,167,267	124,604,223
as percentage of all shares, %	16.1	20.6	27.3
On NASDAQ market in the United States*
Number of ADS traded	6,085,578	n/a	n/a
as percentage of all shares (after conversion factor), %	49.6	n/a	n/a

Number of shares during the period	661,691,846	456,032,398	455,958,187
Number of shares at end of the period	980,851,935	456,032,398	455,968,174
Number of shares during the period, fully diluted	748,720,366	456,032,398	455,958,187
Number of shares at end of the period fully diluted	1,202,896,665	456,032,398	455,968,174

* All trading information in relation to shares listed on the NASDAQ market in the United States relates to the period since June 11, 2015, which was the first day of trading on that market

Biotie Therapies Corp.

Joukahaisenkatu 6
FI-20520 Turku
Finland

Tel. +358 2 274 89 00
Fax +358 2 274 89 10

www.biotie.com

For further information please contact:

David Cook
Chief Financial Officer
email: david.cook@biotie.com

Tel: +358 2 2748 900

Virve Nurmi
Senior Manager, Investor Relations
email: virve.nurmi@biotie.com

Tel: +358 2 2748 911

The Trout Group LLC

Lauren Williams
Managing Director
email: lwilliams@troutgroup.com

Tel: +44 203 780 4972

Jennifer Porcelli
Vice President
email: jporcelli@troutgroup.com

Tel: +1 646 378 2962